Seward & Kissel LLP
901 K Street, NW
Suite 800
Washington, DC 20001
Telephone: (202) 737-8833
Facsimile: (202) 737-5184
www.sewkis.com

January 9, 2026

Via EDGAR CORRESPONDENCE

Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Cap Fund, Inc.
- AB Concentrated International Growth Portfolio
Post-Effective Amendment No. 305
File Nos. 002-29901 and 811-01716

Dear Mr. Oh:

This letter responds to additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding (1) the above-referenced post-effective amendment to the registration statement filed on November 10, 2025 (the “Post-Effective Amendment”), on Form N-1A for AB Concentrated International Growth Portfolio (the “Fund”), a series of AB Cap Fund, Inc. (“Registrant”) and (2) Registrant’s initial response letter to Staff comments on the Post-Effective Amendment, which was filed via EDGAR correspondence on January 2, 2026 (the “Initial Letter”).

You provided the Staff’s comments to Chandler H. Marshall and me by telephone on January 6, 2026.

The Staff’s comments and our responses thereto on behalf of Registrant and the Fund are set forth below. The changes referenced in the responses will be reflected in a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

Prospectus

Comment 1:	In Comment 4 of the Initial Letter, the Staff requested that Registrant disclose how the Fund defines “emerging markets.” Please provide a brief definition of “emerging markets” or explain how the Fund defines “emerging markets.”

Response:	Registrant has revised the Prospectus to include the following disclosure: “Emerging markets are countries considered to be developing countries by the international financial community and include, but are not limited to, those countries included in an emerging or frontier markets index by a recognized index provider, such as the MSCI Emerging Markets Index.”

Comment 2:	With respect to Comment 5 of the Initial Letter, please revise “Focused Portfolio Risk” to state that the Fund may engage in focused investing.

Response:	Registrant has revised “Focused Portfolio Risk” as follows:

Focused Portfolio Risk: The Fund may invest in a limited number of companies, which may entail more risk because changes in the value of a single security may have a more significant effect, either negative or positive, on the Fund’s net asset value, or NAV.

Comment 3:	With respect to Comment 8 of the Initial Letter, please refer to IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure, which provides that funds should distinguish whether any additional information related to strategies and risks are principal or not.

Response:	Registrant reiterates that General Instruction C.3(b) to Form N-1A permits the inclusion of information in the prospectus or SAI that is not otherwise required by Items 2 through 8 of Form N-1A. Accordingly, the Fund has included in “Additional Information About the Fund’s Strategies, Risks and Investments” additional disclosure relating to the Fund’s investment strategies and risks that are not principal. The Fund confirms that the principal investment strategies and principal risks of the Fund are identified and summarized in accordance with Item 4 of Form N-1A. The disclosure provided in response to Item 9 provides additional information about those investment strategies and risks summarized in response to Item 4, as well as information relating to investment strategies and risks that are not principal. The Fund does not believe that specifically identifying the principal investment strategies and risks is necessary or required as such strategies and risks are already identified in the summary section of the Prospectus and General Instruction C.3(a) of Form N-1A provides that information included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus. Registrant respectfully declines to modify the Prospectus in response to this comment.

SAI

Comment 4:	Please update any information as of September 30, 2025 in “Management of the Funds – Adviser” to a more recent date.

Response:	Registrant acknowledges that it has received this comment but notes that the requested information will not be available prior to the effective date of the registration statement.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Linda Y. Kim
Linda Y. Kim

cc:	Richard A. Leahy, Esq.
Paul M. Miller, Esq.
Chandler H. Marshall, Esq.